COPERNIC ANNOUNCES STRATEGIC EXPANSION OF ITS VALUE-ADDED RESELLER NETWORK TO GROW SOFTWARE SALES

Montreal, Canada, October 1, 2007 - Copernic Inc., (NASDAQ: CNIC), a leader in internet and desktop search technology and online advertising, today announced the launch of an expanded retail presence by means of a strategic agreement with WinCorp Software, Inc. to increase software sales by growing its Value Added Reseller Network. Through placement in WinCorp’s Virtual Software Stores, Copernic intends to leverage existing distribution channels to drive growth in both sales volume and revenue and to share expertise to develop new distribution channels. Terms of the agreement were not disclosed. Copernic is also taking steps to enhance its existing relationship with Digital River, Inc., a leading provider of global e-commerce solutions.

“We are pleased to join Copernic's Value Added Reseller Network to offer the customers we have served over the past 11 years their current and future award winning products,” said Paul Cormier, President and CEO, WinCorp Software, Inc.

“Copernic is proud to be aligned with WinCorp’s Virtual Software Store,” said Martin Bouchard, president and CEO of Copernic. “The expansion of our retail network is another move in our overall growth strategy. By working with WinCorp and Digital River, Copernic can benefit from the companies’ expertise in electronic software sales. With the combination of Copernic’s innovation and our partners’ established distribution channels, together we can grow our businesses and explore novel outlets for our products going forward.”

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors' Choice Award as well as the PC World World Class award in 2005.  In 2007, PC Pro, UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

About WinCorp Software, Inc.:
WinCorp Software's Virtual Software Store (www.virtualsoftware.com) has been a global reseller of Electronic Software Downloads (ESD) for over 10 years. With nearly $3M in worldwide sales, The Virtual Software Store is not to be confused as being a shareware site. All products listed from its 700+ software publishers is directly available for sale and download. Products sold include those for Windows, Mac, Unix, PalmOS and Pocket PC in the following categories: System Utilities, Home & Hobby, Network & Internet, Audio & Multimedia, Graphic Apps, Games & Entertainment, Web Development, Development, Servers, Business, Communications, Desktop, Education, Security & Privacy.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release. Digital River is a registered trademark of Digital River, Inc. All other company and product names are trademarks, registrations or copyrights of their respective owners.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com

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